EXHIBIT 21.1

HIGHPEAK ENERGY, INC.

Subsidiaries

Company	Jurisdiction of Organization
HighPeak Energy Acquisition Corp.	Delaware

HighPeak Energy Employees, Inc.	Delaware

HighPeak Energy Holdings, LLC	Delaware

HighPeak Energy Assets, LLC	Delaware

Lazy JJ Properties, LLC	Delaware